Exhibit 99.1

[IMPAC MORTGAGE HOLDINGS, INC.]

Dear Preferred Stockholder,

Enclosed with this letter for your consideration is an Offer to Exchange and Consent Solicitation, dated [●], 2022, pursuant to which we, Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), are offering to exchange the outstanding shares of our 9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) and our 9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock,” and together with the Series B Preferred Stock, the “Preferred Stock”) for shares of our Common Stock, par value $0.01 per share (“Common Stock”), cash or shares of our 8.25% Series [D] Cumulative Redeemable Preferred Stock (“New Preferred Stock”) and, in the case of the exchange offer for the Series C Preferred Stock, warrants to purchase shares of our Common Stock (such offers to exchange are referred to herein as the “Exchange Offers”). THE EXCHANGE OFFERS WILL EXPIRE AT 11:59 P.M. EASTERN TIME ON [●], 2022 UNLESS EXTENDED, SO WE ASK FOR YOUR IMMEDIATE ATTENTION.

Background

The Exchange Offers are part of our proposed recapitalization to improve our capital structure in light of the Company’s large and growing financial obligation to holders of its Series B Preferred Stock and the preferential liquidation preference of holders of the Series B Preferred Stock and the Series C Preferred Stock, which the Company believes impede its growth and reduce strategic opportunities available to it. The Series B Preferred Stock bears an annual cumulative dividend equivalent to 9.375% of its liquidation preference of $25.00 per share and the Series C Preferred Stock bears a noncumulative annual dividend equivalent to 9.125% of its liquidation preference of $25.00 per share. In addition, each of the Series B Preferred Stock and Series C Preferred Stock has a liquidation preference of $25.00 per share plus, in the case of the Series B Preferred Stock, accumulated and unpaid dividends. We have not paid dividends on any series of Preferred Stock since 2008, and we do not expect to pay dividends on any series of Preferred Stock for the foreseeable future.

The Exchange Offers

We are offering the following consideration in exchange for any and all of our outstanding shares of Preferred Stock that are tendered into the Exchange Offers:

Security	Cash/New Preferred Stock Per Share	Common Securities Per Share
Series B Preferred Stock	$5.00 in cash or, if the Company is prohibited from paying cash, fifty (50) shares of New Preferred Stock, subject to reduction and/or partial escrow and as more fully described below.	Twenty (20) shares of Common Stock, subject to reduction and/or partial escrow and as more fully described below.
Series C Preferred Stock	$0.10 in cash or, if the Company is prohibited from paying cash, one (1) share of New Preferred Stock, as more fully described below.	1.25 shares of Common Stock and 1.5 warrants to purchase 1.5 shares of Common Stock at an exercise price of $5.00 per share, as more fully described below.

If, at the time that the Exchange Offers close, the payment of cash in exchange for all of the tendered shares of Series B Preferred Stock and Series C Preferred Stock, would cause us to violate the Cash Consideration Restrictions described below, then, in lieu of the cash portion of the consideration payable in the Exchange Offer(s), each holder of Series B Preferred Stock will receive fifty (50) shares of New Preferred Stock for each share of Series B Preferred Stock, and each holder of Series C Preferred Stock will receive one (1) share of New Preferred Stock for each share of Series C Preferred Stock. The Series B Cash/New Preferred Stock Portion and Series C Cash/New Preferred Stock Portion are collectively referred to as the “Cash/New Preferred Stock Portions,” and the Series B Common Stock Portion and Series C Common Stock Portion are collectively referred to as the “Common Stock Portions”.

A violation of the “Cash Consideration Restrictions” will occur if the occurrence of an action would cause (i) us to violate the restrictions on payment of distributions to stockholders under Section 2-311 of the Maryland General Corporation Law, or the “MGCL,” (ii) any material breach of or default under the terms and conditions of any obligation of the Company, including any agreement relating to its indebtedness, or (iii) us to violate any restriction or prohibition of any law rule or regulation applicable to the Company or of any order, judgment or decree of any court or administrative agency. Although a final determination will be made by the Board of Directors upon the expiration of the Exchange Offers, we currently anticipate that, at the time of closing of the Exchange Offers, the payment of cash in the Exchange Offers would cause us to violate the Cash Consideration Restrictions and that we will issue shares of New Preferred Stock in lieu of cash in the Exchange Offers.

The Series B Consideration is subject to reduction and/or partial escrow in connection with the Plaintiff B Class Motion, as described below. No fractional shares of Common Stock or New Preferred Stock will be issued in the Exchange Offers. In lieu of any fractional share of Common Stock or New Preferred Stock to be issued in the Exchange Offers, any fraction of a share of Common Stock or New Preferred Stock will be rounded up to the next whole share of Common Stock or New Preferred Stock, as applicable. No fractional warrants will be issued in the Exchange Offer. If a holder of Preferred C Stock would be entitled to receive a fractional warrant in the Exchange Offer, the Company will round the warrant down to the nearest whole number of warrants to be issued.

Motions for class certification are pending before the Circuit Court of Baltimore City in connection with the pending motion for attorney’s fees and costs in the Curtis J. Timm, et al. v. Impac Mortgage Holdings, Inc., et al. litigation (the “Plaintiff B Class Motion”). If granted, we believe that class counsel will request a court award of attorney’s fees and costs, a portion of which may be payable from the Series B Consideration and the Series B Remainder Consideration. If  such a motion is granted in full before the closing of the Exchange Offers, payment of the attorney’s fees and costs awarded may reduce the Series B Consideration and the Series B Remainder Consideration by the pro rata per share amount of such award. If such a motion has been filed but has not been decided before the closing of the Exchange Offers, we may pay the portion of the Series B Consideration and the Series B Remainder Consideration sought pursuant to such motion into an escrow account. Once all claims relating to such motion have been determined, we will direct the escrow agent to pay such attorney’s fees or other awards directly to the recipients thereof as determined by the court and, following such payment, to distribute any remaining funds in the escrow account to the holders of Series B Preferred Stock who participated in the Exchange Offer or whose shares have been redeemed pursuant to the Special Redemption (as defined in the Offer to Exchange and Consent Solicitation) of the Series B Preferred Stock.

Consent Solicitation

As part of the Exchange Offers, we are also soliciting consents (the “Consent Solicitation”) from holders of:

●	Our Series B Preferred Stock, to an amendment (the “Series B Proposed Amendment”) to our charter (as amended and as currently in effect, the “Charter”) to permit the closing of the Exchange Offers (including the authorization and issuance of New Preferred Stock without a separate vote of holders of Series B Preferred Stock) and to make each share of Series B Preferred Stock and each share of Series C Preferred Stock redeemable for the same consideration received by the holders of our Series B Preferred Stock and Series C Preferred Stock, respectively, who participate in the Exchange Offers, in each case, without payment of, or allowance for, any accrued and unpaid dividends on any shares of Series B Preferred Stock (whether or not such dividends have accumulated and whether or not such dividends accrued before or after completion of the Exchange Offers); and

●	Our Series C Preferred Stock, to an amendment (the “Series C Proposed Amendment,” and together with the Series B Proposed Amendment, the “Proposed Amendments”) to our Charter to permit the closing of the Exchange Offers (including the authorization and issuance of New Preferred Stock without a separate vote of the holders of Series C Preferred Stock) and to make each share of Series B Preferred Stock and each share of Series C Preferred Stock redeemable for the same consideration received by the holders of our Series B Preferred Stock and Series C Preferred Stock, respectively, who participate in the Exchange Offers, in each case, without payment of, or allowance for, any accrued and unpaid dividends on any shares of Series C Preferred Stock (whether or not such dividends have accumulated and whether or not such dividends accrued before or after completion of the Exchange Offers).

Among other conditions, the Exchange Offer for each series of Preferred Stock is conditioned upon (a) the holders of at least 66 2/3% of the outstanding shares of each series of Preferred Stock consenting to the Proposed Amendment relating to that series of Preferred Stock and (b) the approval of the Proposed Amendments by holders of a majority of the outstanding shares of our Common Stock.

How to Participate

To participate in the Exchange Offers, holders of Preferred Stock are encouraged to contact their broker or custodian and ask them to electronically tender their shares into the Exchange Offers on their behalf. The Exchange Offers are open for electronic submission by custodians through DTC’s ATOP system.

Thank you for your attention to this transaction. We encourage you to please review the enclosed Offer to Exchange and Consent Solicitation for full details and look forward to your response. To the extent you have any further questions, please do not hesitate to contact the Information Agent, D.F. King & Co., Inc., by telephone at (212) 269-5550 for banks and brokers, and at (888) 280-6942 for all other callers (toll-free), or by email at imh@dfking.com.

Yours Truly,

Impac Mortgage Holdings, Inc.